Advent Software, Inc.

600 Townsend Street,

San Francisco, CA 94103

November 8, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Stephen Krikorian, Accounting Branch Chief

Christopher White, Staff Accountant

Re:                               Advent Software, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005

Form 10-Q for Quarterly Period Ended March 31, 2006

Form 10-Q for the Quarterly Period Ended June 30, 2006

File No. 000-26994

Gentlemen:

This letter is to request additional time to allow Advent Software, Inc. to respond to the Staff’s comment letter dated October 27, 2006.  As the Company is concentrating its time and efforts to prepare and file its Form 10-Q for the Quarterly Period Ended September 30, 2006 by November 9, 2006, the Company is respectfully requesting that the time period for the response letter be extended to November 17, 2006.

Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

ADVENT SOFTWARE, INC.

/s/ Stephanie G. DiMarco
Stephanie G. DiMarco
Chief Executive Officer